David E. Rosewater 212.756.2208	Writer’s E-mail Address David.Rosewater@srz.com

July 9, 2013

VIA EDGAR AND ELECTRONIC MAIL

Ms. Peggy Kim Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington D.C. 20549

Re:	VIVUS, Inc. (“Vivus” or the “Company”) Definitive Additional Materials filed by First Manhattan Co. et al. Filed July 3 and 5, 2013 File No. 1-33389

Dear Ms. Kim:

On behalf of First Manhattan Co., First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed Management Associates, LLC, First BioMed, L.P., First BioMed Portfolio, L.P. (collectively, “First Manhattan”), Michael James Astrue, Rolf Bass, Jon C. Biro, Samuel F. Colin, Alexander J. Denner, Johannes J.P. Kastelein, Melvin L. Keating, David York Norton, Herman Rosenman (collectively, the “Nominees”), Sarissa Capital Management LP, Sarissa Capital Offshore Master Fund LP and Sarissa Capital Domestic Fund LP (such entities, together with First Manhattan and the Nominees, the “Filing Persons”) we are responding to your letter dated July 8, 2013 (the “SEC Comment Letter”) in connection with the definitive additional materials filed on July 3, 2013 and July 5, 2013 (the “July 5 Definitive Additional Materials”) and to your oral request regarding the definitive additional materials filed on July 9, 2013 (the “July 9 Definitive Additional Materials”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, First Manhattan is filing revised July 5 Definitive Additional Materials (the “July 5 Revised Definitive Additional Materials”) and revised July 9 Definitive Additional Materials (the “July 9 Revised Definitive Additional Materials”). The July 5

Revised Definitive Additional Materials and July 9 Revised Definitive Additional Materials reflect revisions made to the July 5 Definitive Additional Materials and July 9 Definitive Additional Materials, respectively, in response to the comments of the Staff.

For your convenience, we are emailing to your attention a copy of this letter.

Definitive Additional Materials

1.	We note that you have filed the letter of intent with Mr. Zook to serve as chief executive officer which describes the compensation offered. Please revise to also describe any financial consequences to the company in connection with the removal of the current chief executive officer.

In response to your comment, the Filing Persons have revised the July 5 Definitive Additional Materials to describe financial consequences for Vivus in connection with the removal of Vivus’ current chief executive officer. Please see the July 5 Revised Definitive Additional Materials.

First Manhattan announces that Anthony Zook has agreed to serve as Vivus CEO if its Director Nominees are elected

2.	We note the following statements about Mr. Zook’s prior accomplishments: “Mr. Zook played leadership roles, both in the US and globally, in the market delivery of several blockbuster products, each with sales in excess of $1 billion” and “Mr. Zook was responsible for commercial activities worldwide that led to the delivery of a $28 billion dollar business.” In future filings, please revise to acknowledge each time such assertions are made that there may have been other factors that contributed to the successful sales performance of the company. In addition, in future filings, each time that claims are made regarding the successful sales performance that Mr. Zook has brought to other companies, please revise to acknowledge that past performance is not indicative of future results.

In response to this comment and your oral request to us to revise the July 9 Definitive Additional Materials, the Filing Persons have revised Exhibit 1 to the July 9 Definitive Additional Materials to indicate that, in addition to Anthony Zook’s (“Mr. Zook”) influence, other factors may have contributed to the successful sales performances of the drugs and companies discussed in such exhibit and that past performance is not indicative of future results. Please see pages 2 and 3 of Exhibit 1 to the July 9 Revised Definitive Additional Materials.

In addition, the Filing Persons confirm that, when attributing the successful sales performance of a drug or company to Mr. Zook in future filings, they will acknowledge that other factors also may have contributed to such successful sales performance. The Filing Persons also confirm that, when making such statements, they will acknowledge that past performance is not indicative of future results.

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Please do not hesitate to contact me at (212) 756-2208 or Marc Weingarten at (212) 756-2280 with any additional comments or questions.

Very truly yours,

/s/ David Rosewater
David Rosewater